EXHIBIT 16.1

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

April 1, 2005

Dear Sir/Madam:

We have read the statements in Item 4.01 included in the Form 8-K dated April 1, 2005 of Unitil Corporation to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein, except that we are not in a position to agree or disagree with Unitil Corporation’s statement that the Audit Committee has commenced a process for the engagement of a successor independent accountant.

Very truly yours,

Copies to:

Mr. Edward Godfrey, Chairman, Audit Committee, Unitil Corporation

Mr. Mark Collin, Chief Financial Officer, Unitil Corporation